[Letterhead of Altra Industrial Motion Corp.]

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

August 23, 2018

Re:	Altra Industrial Motion Corp.
Registration Statement on Form S-4
Filed on August 10, 2018
Registration No. 333-224750 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altra Industrial Motion Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern time on August 27, 2018, or as soon as thereafter practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Thomas E. Dunn at (212) 474-1108, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Altra Industrial Motion Corp.

By:	/s/ Glenn E. Deegan
Name: Glenn E. Deegan
Title: Vice President, Legal and Human Resources, General Counsel and Secretary